For Immediate Release
Investor Contacts:
KCSA Strategic Communications
Jeffrey Goldberger / Yemi Rose
+1 212.896.1249 / +1 212.896.1233
jgoldberger@kcsa.com / yrose@kcsa.com

Cascal N.V. Makes Additional Investment in Water Infrastructure in
Indonesia to Meet Population Growth Demand
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Joint Venture invests USD $6 million in Batam Island Concession Project

London, U.K., May 28, 2008 - Cascal N.V. (NYSE: HOO) (“the Company”), a leading provider of water and wastewater services in seven countries, today announced that its 50% joint venture PT Adhya Tirta Batam is making an additional investment to construct a new water treatment plant in Duriangkang, located on Batam Island in Indonesia. The new construction is the third stage in the development of an integrated Duriangkang potable water system and follows the completion of earlier modules built in 2001 and 2004. The new treatment plant will have a capacity of 11.5 million gallons per day, equivalent to a population of almost 200,000, and is expected to commence operations in April 2009.

The USD $6 million investment will be funded by PT Adhya Tirta Batam through operating cash flows and local debt. The joint venture had received approval for an approximate 20% tariff increase, which was implemented in January 2008. The tariff increase is expected to significantly improve the joint venture’s operating cash flow. Batam Island is the larger of Cascal’s two Indonesian long-term concession contracts.

Commenting on the Company’s further investment in Batam Island, Stephane Richer, Cascal’s Chief Executive Officer, noted, “Our continued success is dependent on our ability to meet the growing demand for our services through targeted investments in our existing projects. Our strategy has always included the establishment of projects in high population growth areas, and to then further develop them as required by demand. Our contractual rate reviews allow us to fund these projects as populations increase, and this element of organic growth serves as a key component of our revenue growth.”

About Cascal N.V.

Cascal provides water and wastewater services to its customers in seven countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama and The Philippines. Cascal's customers are predominantly homes and businesses representing a total population of approximately 3.6 million.

Forward-looking statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Prospectus for our initial public offering. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.

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